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                                                                  EXHIBIT (5)(g)

RIDER

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GUARANTEED
DISABILITY
RIDER
(GIR)

BENEFIT On each Scheduled Option Date or Alternate Option Date, you can, without proof of insurability:

(a)    purchase a new policy on the Insured; or

(b)    increase the face amount of the base policy.

The new policy or increase in face amount will take effect as of a Scheduled or Alterant Option Date, which will always be a Monthly Deduction Day. The face amount of the new policy or the increase in face amount may not be less than $10,000 or more than the Option Amount of the rider, except when a larger amount is available on an Alternate Option Date.

We provide term insurance on the Insured from the date of the event for which an Alternate Option may be exercised, to the Alternate Option Date. The amount of this insurance is equal to the largest face amount of the new policy that can be purchased or increase that can be made under this rider on that date.

SCHEDULED OPTION DATES The Scheduled Option Dates are the policy anniversaries on which the Insured is age 22, 25, 28, 31, 34, 37, 40, 43, and 46, and on which this rider is in effect.

ALTERNATE OPTION DATES An Alternate Option Date is the Monthly Deduction Day on or next following the date which is 3 months after any of the events listed below.

1.     The marriage of the Insured
2.     The birth of a living child to the Insured.
3.     The legal adoption of a child by the Insured.

This rider must be in effect on the date the marriage, birth, or adoption takes place. Proof acceptable to the Corporation or to the new insuring company, that the event took place, may be required.

Each purchase of a new policy or increase in face amount as of an Alternate Option Date cancels the next available Scheduled Option Date, except where 2 or more children are born or adopted on the same date. In this case, an amount of insurance can be purchased which equals the Option Amount times the number of these children. The number of next available Scheduled Option Dates canceled by this amount of purchase or increase is equal to the number of these children.

PURCHASE OF POLICY OR INCREASE IN FACE AMOUNT Your application for the new policy or increase in face amount must also be signed by the Insured. The application and, if a new policy is applied for, the first premium for such policy, must be submitted to the new insuring company or to the Corporation during the 60 days before the option date. However, these must be received by the new insuring company or the Corporation while the Insured is living.

If the Insured dies prior to the option date, any new policy or increase in face amount which has been applied for will not take effect, and any premium paid for it will be refunded.

For the purchase of a new policy as of an option date, if you do not have an insurable interest in the life of the Insured that is acceptable to the new insuring company, the Insured may purchase a new policy instead.

NEW POLICY Any new policy may be on any life or endowment plan which may be offered on the option date, by New York Life Insurance Company or by one of its affiliated or subsidiary companies, for the face amount being purchased. We guarantee that at least one life or endowment plan for the Option Amount will be available on each option date.


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GUARANTEED
DISABILITY
RIDER
(GIR)

The new policy may not be on a plan which provides only term insurance or provides an increasing amount of insurance. The premium rates for the new policy will be based on the age and sex of the Insured and the new insuring company's premium rates on the date of issue of the new policy. It will have the same provisions and the same limitations on liability as are in the series of policies being issued by the new insuring company on that date. The Insured's class of risk under each new policy will be the same as the class of risk for the rider. However, if this rider was issued with a policy will be on a preferred risk class, the new policy will be on a preferred risk basis only if it meets the new insuring company's minimum amount and age limits for that class.

The periods of time described in the Incontestability or Suicide Exclusion provisions of the new policy will be measured from the date of issue of this rider. However, in some case the new policy may be issued with a rider or an additional amount of insurance which you requested, and which required the new insuring company's agreement. If this happens, the time periods for that rider or amount will start instead on the date of issue of the new policy.

AVAILABILITY OF RIDERS You can have a waiver of premium rider made a part of the new policy if a rider providing a waiver benefit account of total disability is in effect under this policy on the option date, but only if the Insured meets the new insuring company's issue age limits for the new rider and is not totally disabled. However, if the Insured has recovered from a total disability that had gone on for at least 6 months in a row, that rider can only be in a new policy for which premiums are payable for the rest of the Insured's life.

You can have an accidental death benefit rider made a part of the new policy if one is in effect under this policy on the option date and if the Insured meets the new insuring company's issue age limits for the new rider. The amount of that rider may not be more than the face amount of the new policy.

No other riders can be made a part of the new policy, unless the new insuring company agrees.

VALUES This rider does not have cash or loan values.

CONTRACT This rider, when paid for, is made a part of the policy, based on the application for the rider.

INCONTESTABILITY OF RIDER We will not contest this rider after it has been in force during the lifetime of the Insured for 2 years.

DATES AND AMOUNTS When this rider is issued at the same time as the policy, we show the Option Amount on the Policy Data page. The rider and the policy have the same date of issue.

When this rider is added to a policy which is already in force, we will also put in an add-on rider. The add-on rider shows the Option Amount, and the date of issue, which will be a Monthly Deduction Day.

COST OF INSURANCE The cost of insurance rates per $1,000 of Option Amount for this benefit are shown on the Policy Data page or in any add-on rider put in this policy.

WHEN RIDER ENDS You can cancel this rider by sending us the policy and your signed request. The rider will end on the Monthly Deduction Day on or next following the date we receive your request. If this rider is still in effect on the anniversary on which the Insured is age 46, it will end on that date.

This rider ends at the death of the Insured or if the policy ends or is surrendered.

                  NEW YORK LIFE INSURANCE AND
                  ANNUITY CORPORATION

                  By
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